

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Jim Tsai
Chief Executive Officer
Snail, Inc.
12049 Jefferson Boulevard
Culver City, CA 90230

      Re: Snail, Inc.
            Registration Statement on Form S-1
            Filed September 21, 2023
            File No. 333-274626

Dear Jim Tsai:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Marion Graham, Staff Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Lahdan Rahmati